LAW OFFICES OF
GARY L. BLUM
3278 WILSHIRE BOULEVARD
SUITE 603
LOS ANGELES, CALIFORNIA 90010

GARY L. BLUM                                                                                     TELEPHONE: (213) 381-7450
EMAIL: gblum@gblumlaw.com                                                                                                             FACSIMILE: (213) 384-1035

December 7, 2011

Ms. Maryse Mills-Apenteng
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, DC 20549

Re:           Coroware, Inc.
Response to telephonic staff comments of December 6, 2011
Preliminary Information Statement on Schedule 14C
Filed as Correspondence on December 5, 2011
File No. 000-33231

Dear Ms. Mills-Apenteng:

Enclosed is a redlined Preliminary Information Statement on Schedule 14C, Amendment No.2, indicating changes from the last version of the document filed as correspondence on December 5, 2011. The changes are made in response to telephonic staff comments of December 6, 2011. The paragraph headings below indicate the location in the accompanying redlined document of our responses to your telephonic comments.

Increase in the Number of Authorized Shares of Common Stock,

In response to telephonic staff comments, we have stated that the Company does not have sufficient authorized shares to satisfy its convertible debt obligations.

We have provided tables indicating all of the convertible debt obligations of the Company as of September 30, 2011; and, as requested, we have provided a range of various realistic scenarios indicating the number of shares that would need to be issued to satisfy all of these obligations.

As well, a red-lined copy of the Preliminary Information Statement as revised to satisfy the telephonic comments is included.

We believe the foregoing changes have adequately addressed the Commission’s comments. If you have any question or require anything further, please feel free to call me at 213-381-7450.

Sincerely yours,

/s/ Gary L. Blum

Law Offices of Gary L. Blum

cc: L. Spencer